UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cambridge Heart, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

131910101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 131910101	Page 2 of 4 Pages

(1)	Names of reporting persons Saba Malak
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 8,466,424
(6) Shared voting power 0
(7) Sole dispositive power 8,466,424
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 8,466,424
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G/A

CUSIP No. 131910101	Page 3 of 4 Pages

This Amendment No. 2 amends and supplements, as set forth below, the information contained in Item 4 of the Schedule 13G that was originally filed with the Securities and Exchange Commission (the “SEC”) by Saba Malak (the “Reporting Person”) on January 4, 2010, as amended by Amendment No. 1 filed with the SEC on February 14, 2011 (together, the “Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment No. 2 are used with the meanings ascribed to them in the Schedule 13G. Except as amended by this Amendment No. 2, all information contained in the Schedule 13G is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

The Reporting Person is the beneficial owner of an aggregate of 8,466,424 shares of Common Stock, including 4,807,887 shares of Common Stock and 3,658,537 shares of Common Stock issuable upon conversion of Series D Convertible Preferred Stock.

(b) Percent of Class (1)

The amount beneficially owned by the Reporting Person represents approximately 8.2% of the total issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote

The Reporting Person has the sole power to vote or direct the vote of 8,466,424 shares.

(ii)	Shared power to direct the vote

The Reporting Person has the shared power to vote or direct the vote of 0 shares.

(iii)	Sole power to dispose or to direct the disposition of

The Reporting Person has the sole power to dispose or direct the disposition of 8,466,424 shares.

(iv)	Shared power to dispose or to direct the disposition of

The Reporting Person has the shared power to dispose or direct the disposition of 0 shares.

(1)	Based on 99,704,797 shares of Common Stock outstanding as of November 11, 2011.

SCHEDULE 13G/A

CUSIP No. 131910101	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

By:	/s/ Saba Malak
Name:	Saba Malak